

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail
Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium
+32 (16) 39 6060

> **Re: TiGenix**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 19, 2014**
> **CIK No. 0001581987**

Dear Mr. Fernandez de Araoz:

    We have reviewed amendment no. 1 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 1. Please provide the meaning and significance of the term "orphan designation" at its first use in the prospectus summary.

Use of Proceeds, page 41

2. We note your response to our prior comment 2. However, we continue to believe that investors are entitled to know how the proceeds from the offering will be used to develop Cx611 in clinical trials. Accordingly, please revise your use of proceeds disclosure to indicate how far in the clinical development of Cx611 for early rheumatoid arthritis and severe sepsis you expect the proceeds from the offering will enable you to reach.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 53

3. Please refer to your response to comment 16. We do not believe competitive harm is a valid reason for not disclosing research and development cost by project. Please expand your disclosures to provide other quantitative or qualitative information that indicates the amount of the company's resources being used for each period presented and from inception to date on significant projects in later stages of development. Please also disclose total research and development costs incurred to date.

Intellectual Property, page 93

4. We note your response to our prior comment 24. Please revise your disclosure regarding your patent families in the first, second, fifth and seventh bullet points to provide the jurisdictions and expiration dates of your granted patents separately from the jurisdictions and expected expiration dates of your pending patent applications.

Partnerships, Licensing and Collaboration, page 95

5. We note your response to our prior comment 28 and your expanded disclosure regarding your agreements with various academic parties which all stated that the duration of the agreements are conditioned on the life of the patents covered by the agreements. Please expand your disclosure for each agreement to provide the expiration dates of the patents or the expected expiration dates of the patent applications on which the duration of the agreements is conditioned.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Peter Castellon, Esq.
        Proskauer Rose LLP